MATADOR RESOURCES COMPANY

5400 LBJ Freeway, Suite 1500

Dallas, Texas 75240

November 13, 2018

Via EDGAR transmission

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of
Registration Statement on Form S-4 (Registration Statement No. 333-228256)

Ladies and Gentlemen:

Matador Resources Company (the “Registrant”), on its own behalf and on behalf of the other registrants, hereby requests that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-4 (Registration Statement No. 333-228256) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on November 15, 2018, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

If you have any questions concerning the foregoing, please contact Doug Rayburn of Gibson, Dunn & Crutcher LLP at (214) 698-3442.

[Signature page follows]

Very truly yours, MATADOR RESOURCES COMPANY

By:	/s/ Craig N. Adams
Craig N. Adams Executive Vice President – Land, Legal & Administration
cc:	Mr. Joseph Wm. Foran
Matador Resources Company

Mr. Douglass M. Rayburn
Gibson, Dunn & Crutcher LLP